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                                                                Exhibit (a)(17)


   AMWAY JAPAN'S PRINCIPAL SHAREHOLDERS COMMENCE TENDER OFFER FOR OUTSTANDING
                                 PUBLIC SHARES

ADA, Michigan - Thursday, November 18, 1999 - As announced on November 15, 1999, Amway Japan Limited's principal sharerholders today commenced a cash tender offer to purchase the approximately 24% of Amway Japan Limited (NYSE:
AJL; Tokyo OTC: 9821) common stock and common stock underlying American Depositary Shares that they do not currently own or control for 1,490 yen per share and 745 yen per ADS, in cash. Each ADS represents one-half of one share of common stock.

This transaction has a total value of approximately 50 billion yen. The offer price represents a premium of over 50% to the closing price on the last trading day prior to the announcement of the offer.

Based upon the November 12 noon buying rate for dollars, this offer is the equivalent of approximately $14.14 per share, or $7.07 per ADS. The final U.S. dollar equivalent for the ADSs in the tender offer will be determined by the noon buying rate for dollars on the settlement date for the tender offer.

The tender offer in Japan is to all holders of common stock and the tender offer in the United States is to all holders of ADSs representing underlying shares. The offer and withdrawal right for the common stock will expire in Japan, unless extended, on December 17, 1999, and, the offer and withdrawal right for the ADSs will expire outside of Japan, unless extended, at 12:00 midnight New York City time on December 17, 1999.

The offer is not conditioned on obtaining financing or upon any minimum number of shares being tendered. The full terms and conditions of the offer are set forth in the tender offer materials filed with the appropriate regulatory agencies and being mailed to Amway Japan shareholders.

The principal shareholders of Amway Japan are certain corporations, trusts, foundations and other entities formed by or for the benefit of the Van Andel and DeVos families.

Morgan Stanley Dean Witter and Nikko Salomon Smith Barney are serving as co-financial advisors to the principal shareholders for this transaction in Japan. Nikko Salomon Smith Barney is serving as tender offer agent in Japan, with Nikko Securities acting as sub-agent. Morgan Stanley Dean Witter and J.P. Morgan & Co. are serving as co-dealer managers with respect to the ADSs and are global co-financial advisors to the principal shareholders. For information with respect to the tender offer, U.S. residents holding ADSs should contact Georgeson Shareholder Communications Inc. via collect call at (212)-440-9800 or toll-free at (800)-223-2064. Shareholders in Japan should contact Nikko Securities at various offices throughout Japan. Common stock shareholders outside of Japan should contact Nikko Salomon Smith Barney at 813-5574-4111.

Amway Japan Limited is the exclusive distribution vehicle in Japan for Amway Corporation. A direct selling company, Amway Japan distributes approximately 190 consumer products through a core distributor force (distributors who renewed within fiscal 1999) of approximately 1,100,000 independent distributors. With total shareholders' equity at August 31, 1999 of 57.0 yen billion, its fiscal 1999 net sales were 143.8 billion yen and net income was 10.5 billion yen. Amway Japan is registered on the Tokyo OTC market (securities code: 9821) and its ADSs (American Depositary Shares), each representing one-half of one share of common stock, are listed on the New York Stock Exchange (ticker symbol: AJL) and quoted on SEAQ International. Current press releases and SEC earnings filings are available through the Internet at http://www.ajl-amway.com.

CONTACT:

MEDIA AND INVESTORS:
Holly A. Clemente
Director of Investor Relations
616-787-8688